

SE 07004552 MISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 1 2007

SEC FILE NUMBER
8-30931

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pace Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue - 16th Floor
(No. and Street)

New York, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Kreindler (212) 832-2441
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue (Address) New York, (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Paul Kreindler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pace Capital Corp., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

PRESIDENT
Title

Notary Public

JOANNE P. CARDONE
Notary Public, State of New York
No. 31-01CA5029638
Qualified in New York County
Commission Expires Dec 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditors' Report on Internal Control Structure.

[x] (p) Statement of Cash Flows.

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

PACE CAPITAL CORP.

FINANCIAL REPORT

AND

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2006

CORNICK, GARBER & SANDLER, LLP

Certified Public Accountants

PACE CAPITAL CORP.

FINANCIAL REPORT

DECEMBER 31, 2006

INDEX

PACE CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2006

ASSETS

Cash	$	40,497
Prepaid expenses		479
TOTAL	$	40,976

LIABILITIES

Accrued expenses	$	6,953

STOCKHOLDER'S EQUITY

Common stock - no par value; authorized 200 shares; issued and outstanding 10 shares at stated value		5,000
Additional paid-in capital		24,000
Retained earnings		5,023
Total stockholder's equity		34,023
TOTAL	$	40,976

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

Commission income		**$ 9,055**
Administrative service income		**12,000**
Total revenues		**21,055**
Expenses:		
Commission expense	**$ 14,000**	
Dues and fees	**1,106**	
Accounting	**2,000**	
Insurance expense	**350**	**17,456**
Income before income taxes		**3,599**
Income taxes		**1,553**
NET INCOME		**$ 2,046**

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance - January 1, 2006	10	$ 5,000	$ 24,000	$ 2,977	$ 31,977
Net income				2,046	2,046
Balance - December 31, 2006	10	$ 5,000	$ 24,000	$ 5,023	$ 34,023

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net income	$ 2,046
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Net decrease in prepaid expenses	1,086
Net increase in accrued expenses	4,453
Total adjustments	5,539
Net cash provided by operating activities - NET INCREASE IN CASH	7,585
Cash - January 1, 2006	32,912
CASH - DECEMBER 31, 2006	$ 40,497

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies

Pace Capital Corp. is a registered broker-dealer of securities. The Company's commission income, which is recognized on the accrual basis when earned, has been derived from the sale of and fees related to five mutual fund organizations. The Company has an agreement to provide administrative support services to a third party for a fee of $1,000 a month. The Company operates on the premises of its parent corporation and receives certain additional administrative support from the parent, for which no charges are made to the Company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $33,544, which was $28,544 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was .21 to 1 at December 31, 2006.

NOTE C - Commission Income

Three funds accounted for 85% of commission income in 2006, with the largest fund accounting for 39% of the total.

NOTE D - Income Taxes

The provision for income taxes is comprised of federal income tax of $361 and state and local minimum income taxes of $1,192.

NOTE E - Commission Expense

The commission expense for the year ended December 31, 2006 was paid to an officer and shareholder of the Company's parent.

CORNICK, GARBER & SANDLER, LLP

Certified Public Accountants

SUPPLEMENTARY SCHEDULE

SCHEDULE I

PACE CAPITAL CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2006

Net Capital:	
Capital stock	$ 5,000
Additional paid-in capital	24,000
Retained earnings	5,023
Total stockholder's equity qualified for net capital and total capital	34,023
Deductions (nonallowable assets)	(479)
Net capital	33,544
Minimum net capital required	5,000
Excess net capital	$ 28,544
Capital Ratio:	
Aggregate indebtedness to net capital	.21 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)

No reconciliation required

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph K(2)(1) because it does not hold funds or securities for, or owe money or securities to, its customers.

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

To the Members of
Pace Capital Corp.
950 Third Avenue
New York, New York 10022

In planning and performing our audit of the financial statements and supplemental schedule of Pace Capital Corp. (the Company) for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

To the Members of
Pace Capital Corp.

Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report its intended solely for the information and the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 20, 2007

END